Exhibit 99.1

Copernic Inc. Announces 2009 Second Quarter Results

Quebec City, Canada, August 10th, 2009 - Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leading software development company in the technology sector, specializing in internet, desktop and mobile search products, today reported its financial results for the second quarter ended June 30, 2009 (Q2).  Unless otherwise stated, all figures in this release are in US dollars. For comparison purposes, historical data has been re-casted to reflect the sale of Mamma.com and its Ad Network.

Financial Highlights

▪	Revenue from continuing operations was $0.4 million for Q2 2009, compared to $0.6 million in Q2 2008, a decline of 31,2%
▪	Gross margin from continuing operations in Q2 2009 was 96,1% compared to 94,7% for Q2 2008
▪	Expenses from continuing operations in the second quarter of 2009 were at $1.2 million, compared to $1.3 million in the comparable period
▪	Net loss from continuing operations of $0.7 million ($0.05 per share) for the second quarter 2009 compared to net loss of $0.6 million ($0.05 per share) in the second quarter 2008
▪	Net income from discontinued operations of $4.5 million ($0.31 per share) for Q2 2009, compared to $0.1 million ($0.01 per share) in Q2 2008
▪	Liquidities sufficient to meet normal operating requirements until end of Q2 2010 were at $4.8 million as of June 30, 2009, compared to $5.1 million as of December 31, 2008.

Recent Highlights

▪	Sold the assets of Mamma.com and its Ad Network which closed an important chapter in the history of the Company
▪
Unveiled its new personal search portal called myCopernic that is designed to provide solutions for today's challenges: mobility and accessibility of personal data. It will also provide innovative solutions to search and access information that help professionals do business while being an integral part of the new Cloud Computing paradigm

▪
Announced the availability of myCopernic on the Go! - the first service available from the myCopernic personal search portal.  myCopernic on the Go! offers the end-user an intelligent solution to search and access relevant information from virtually anywhere, using any internet enabled device or wireless handset

▪
Announced that it intends to seek shareholder approval to complete a share consolidation on the basis of one (1) post consolidation common share for every two (2) to ten (10) pre-consolidation shares. The exact consolidation factor will be determined at the discretion of the board of directors

“The asset sale of Mamma.com and its Ad Network was successfully completed at the end of the quarter. Management continues its cost restructuring programs to size its remaining business particularly when faced with the realities of poor sales growth due to the continued unfavourable economic environment”, stated Marc Ferland President and CEO of Copernic.

Financial Results for the quarter ended June 30, 2009

Revenues from continuing operations in the second quarter of 2009 totaled $413,000, down from $600,000 in the second quarter of 2008 mainly due to a decline in software licensing revenues. Revenues in Q2 2009 were lower than Q1 2009 by $100,000.

Gross margin from continuing operations in Q2 2009 was 96,1% compared to 94,7% for Q2 2008.

Expenses in the second quarter of 2009 were at $1,153,000, compared to $1,271,000.  The difference is mainly due to the continued cost reduction program.

Net loss from continuing operations in the second quarter 2009 was $703,000 ($0.05 per share), compared to a net loss of $634,000 ($0.05 per share) in the same quarter 2008.

Net income from discontinued operation in the second quarter 2009 was $4,471,000 ($0.31 per share), compared to $112,000 ($0.01 per share) in the same quarter 2008.  The company sold the assets of Mamma.com and its Ad Network.  The discontinued operation generated a net income of $281,000 in Q2 2009 compared to $112,000 for the same period last year, since public reporting costs and associated consulting fees have been reported in continuing operations in their entirety.  The transaction generated a gain on a disposal of assets of $4,190,000.

Net income in the second quarter 2009 was $3,768,000 ($0.26 per share), compared to a net loss of $522,000 ($0.04 per share) in the same quarter 2008.

Liquidities totaled $4,767,000 which was a decrease of $406,000 from March 31, 2009. During Q2 2009, the Company paid its Directors & Officers Insurance for the current year, audit, legal fees and other costs related to 2008 year-end.  Liquidities including temporary investment of $4,000,355 should be entirely available by the end of Q3 2009.

About Copernic Inc.

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties www.copernic.com.

More information can be found at www.copernic.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Copernic Inc.
Jean-Rock Fournier, CA
Vice President Finance and Chief Financial Officer
Telephone Toll Free:  (877) 289-4682
Telephone:  (418) 527-0528
Email:  jrfournier@copernic.com
Website:  www.copernic.com

Copernic Inc.
Condensed Consolidated Balance Sheets

(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)
	As at June 30, 2009 $	As at December 31, 2008 $
Assets

Current assets
Cash and cash equivalents	766,782	2,067,705
Temporary investments	4,000,355	3,005,227

Accounts receivable	667,665	907,560
Income taxes receivable	204,785	110,121
Balance of sale receivable	1,473,055	-

Prepaid expenses	252,768	170,864
	7,365,410	6,261,477

Balance of sale receivable	2,974,175	-

Property and equipment	168,243	240,094

Intangible assets	557,775	918,485

Goodwill	3,362,003	3,362,003

	14,427,606	10,782,059

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,102,487	991,142

Deferred revenue	131,137	156,789
Deferred rent	2,706	4,805
Current portion of obligations under capital lease	64,021	57,267

	1,300,351	1,210,003

Obligations under capital lease	9,401	39,992
Future income taxes	152,497	259,848

Commitments

Shareholders’ Equity

Capital stock
Authorized
Unlimited common shares, no par value
Issued and outstanding
14,637,531 common shares	96,556,485	96,556,485

Additional paid-in capital	5,802,254	5,747,028

Accumulated other comprehensive income	561,137	561,137

Accumulated deficit	(89,954,519)	(93,592,434)

	12,965,357	9,272,216

	14,427,606	10,782,059

Copernic Inc. Condensed Consolidated Statements of Operations (unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the six months ended		For the three months ended
	June 30,		June 30,
	2009	2008	2009	2008
	$	$	$	$

Revenues	926,790	1,027,269	413,360	599,557

Cost of revenues	29,443	63,483	16,243	31,489

Gross Margin	897,347	963,786	397,117	568,068

Expenses
Marketing, sales and services	285,150	260,606	120,912	36,065
General and administration	1,146,610	1,616,580	531,932	674,370
Product development and technical support	556,941	1,047,499	280,367	288,729
Amortization of property and equipment	54,231	65,167	28,235	32,691
Amortization of intangible assets	355,864	490,253	178,106	245,233
Restructuring charges	25,622	-	5,210	-
Interest and other income	(23,682)	(99,869)	(9,263)	(21,382)
Gain on disposal of an investment	(169,239)	-	-	-
Loss (gain) on foreign exchange	10,008	(28,041)	17,993	15,693

	2,241,505	3,352,195	1,153,492	1,271,399

Loss from operations before income taxes and discontinued operations	(1,344,158)	(2,388,409)	(756,375)	(703,331)

Current income taxes	1,498	8,622	-	3,356
Recovery of future income taxes	(107,351)	(145,301)	(53,676)	(72,651)

Net loss from continuing operations	(1,238,305)	(2,251,730)	(702,699)	(634,036)

Net income from discontinued operations	4,876,220	643,140	4,470,784	111,637

Net income (loss) for the period	3,637,915	(1,608,590)	3,768,085	(522,399)

Basic and diluted loss from continuing operations per share	(0.08)	(0.15)	(0.05)	(0.05)
Basic and diluted earnings (loss) per share	0.25	(0.11)	0.26	(0.04)

Weighted average number of common shares outstanding
Basic	14,637,531	14,637,531	14,637,531	14,637,531

Diluted	14,639,886	14,637,531	14,645,816	14,637,531

Copernic Inc. Condensed Consolidated Statements of Cash Flows (unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the six months ended		For the three months ended
	June 30,		June 30,
	2009 $	2008 $	2009 $	2008 $
Cash flows from (used for)

Operating activities
Loss from continuing operations	(1,238,305)	(2,251,730)	(702,699)	(634,036)
Adjustments for
Amortization of property and equipment	54,231	65,167	28,235	32,691
Amortization of intangible assets	355,864	490,253	178,106	245,233
Employee stock-based compensation	55,226	11,662	29,681	(428)
Future income taxes	(107,351)	(145,301)	(53,676)	(72,651)
Gain on disposal of an investment	(169,239)	-	-	-
Unrealized loss (gain) on foreign exchange	3,706	(2,431)	5,744	3,753
Net change in non-cash working capital items	41,371	(725,997)	(165,588)	(1,027,962)

Cash and cash equivalent used for operating activities from continuing operations	(1,004,497)	(2,558,377)	(680,197)	(1,453,400)

Investing activities
Net change in cash and cash equivalents from discontinued operations	583,704	681,080	303,092	250,008
Proceeds on the disposal of an investment	169,239	-	-	-
Purchase of intangible assets	(3,224)	(5,056)	(2,622)	-
Purchase of property and equipment	(23,474)	(7,785)	(12,549)	(5,920)
Net decrease (increase) in temporary investments	(995,128)	3,965,384	6,208	-

Cash and cash equivalents from (used for) investing activities	(268,883)	4,633,623	294,129	244,088

Financing activities
Repayment of obligations under capital lease	(27,543)	(28,470)	(14,056)	(15,464)

Cash and cash equivalent used for financing activities	(27,543)	(28,470)	(14,056)	(15,464)

Net change in cash and cash equivalents during the period:	(1,300,923)	2,046,776	(400,124)	(1,224,776)

Cash and cash equivalents – Beginning of period	2,067,705	2,907,028	1,166,906	6,178,580

Cash and cash equivalents – End of period	766,782	4,953,804	766,782	4,953,804
Cash and cash equivalents comprise:
Cash	466,694	1,252,811	466,694	1,252,811
Short-term investments	300,088	3,700,993	300,088	3,700,993
	766,782	4,953,804	766,782	4,953,804